Filed by TELUS Corporation pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Clearnet Communications Inc.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Clearnet Shares. The Offers are being made solely by the Offers to Purchase, dated September 20, 2000, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Clearnet Shares in any jurisdiction in which the mailing of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser and Parent (as defined below) may, under certain circumstances, take such action as is necessary to make the Offers in any jurisdiction and extend the Offers to holders of Clearnet Shares in such jurisdiction. In jurisdictions whose laws require that the Offers be made by a U.S. licensed broker or dealer, the Offers shall be deemed to be made on behalf of Parent and Purchaser by J.P. Morgan Securities Inc. and TD Securities (U.S.A.) Inc. (the "U.S. Dealer Managers") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offers to Purchase
All Outstanding Class A Non-Voting Shares, Class B Shares, Class C
Subordinate Voting Shares and Class D Subordinate Voting Shares of
Clearnet Communications Inc.
for Non-Voting Shares, Cash or a Combination Thereof
As Described in the Offers to Purchase
(Subject to the limitations described below) by
TELUS Corporation
and/or its wholly-owned indirect subsidiary
612459 B.C. Ltd.

TELUS Corporation, a corporation organized under the laws of British Columbia, Canada ("Parent") and/or 612459 B.C. Ltd. ("Purchaser"), a corporation organized under the laws of British Columbia, Canada and a wholly-owned indirect subsidiary of Parent, are offering to acquire all the issued and outstanding Class A Non-Voting Shares, Class B Shares, Class C Subordinate Voting Shares and Class D Subordinate Voting Shares, including those which may become outstanding on the exercise of options, warrants, convertible debentures or other rights to purchase such shares (collectively, the "Clearnet Shares"), of Clearnet Communications Inc., a holding company continued under the Canada Business Corporations Act (the "Company"), in exchange for, at the election of the holder, (i) Cdn.$70.00 in cash for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share or Cdn.$0.70 in cash for each Class B Share; (ii) 1.636 Non-Voting Shares of Parent for each Class A Non-Voting Share, Class C Subordinate Voting Share or Class D Subordinate Voting Share or 0.01636 Non-Voting Share of Parent for each Class B Share, or (iii) a combination of the foregoing, subject to pro ration and to 50% of the total consideration for the Offers being satisfied by the payment of cash and 50% of the total consideration for the Offers being satisfied by the issue of Non-Voting Shares of Parent, and, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September
20, 2000 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offers").

THE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., NEW YORK TIME, ON OCTOBER 19, 2000, UNLESS THE OFFERS ARE EXTENDED.

The Offers are conditioned upon, among other things, the satisfaction or waiver of certain conditions to the obligations of Parent, Purchaser and the Company to consummate the Offers, including (1) there being validly tendered and not withdrawn prior to the expiration of the Offers that number of Clearnet Shares which represents not less than 66.67% of the outstanding Clearnet Shares of each class on a fully diluted basis; and (2) receipt by Parent, Purchaser and the Company of certain governmental and regulatory approvals.

Certain stockholders of the Company who, in the aggregate, own Clearnet Shares representing more than 66.67% of the Class B Shares, Class C Subordinate Voting Shares and Class D Subordinate Voting Shares have entered into shareholder agreements with Parent pursuant to which they have agreed, among other things, to tender pursuant to the Offers, and not to withdraw, their Clearnet Shares.

The Offers are being made pursuant to the Support Agreement, dated as of August 20, 2000, between Parent and the Company (the "Support Agreement"), which provides, among other things, that Parent and Purchaser will make the Offers. Pursuant to the Support Agreement, among other matters, the Company confirmed the determination of its board of directors to recommend to its shareholders that they accept the Offers and tender their Clearnet Shares pursuant thereto.

The Board of Directors of the Company has unanimously (1) determined that the Offers are in the best interests of the Company and the consideration offered is fair to its shareholders, and (2) recommended that the Company's shareholders accept the Offers and tender their Clearnet Shares pursuant thereto.

For purposes of the Offers, Parent and Purchaser shall be deemed to have accepted for exchange or payment Clearnet Shares validly tendered and not properly withdrawn when, as and if Parent and Purchaser give written notice to Montreal Trust Company of Canada (the "Depositary"), as agent for the tendering shareholders, of their acceptance for exchange or payment of such Clearnet Shares. The Depositary will act as agent for tendering shareholders for the purpose of receiving Non-Voting Shares of Parent and payments from Parent and Purchaser and transmitting such shares and payment to validly tendering shareholders. In all cases, exchange and payment of Clearnet Shares tendered and accepted for exchange and payment pursuant to the Offers will be made only after timely receipt by the Depositary or Computershare Investor Services, LLC (the "U.S. Forwarding Agent") of (i) certificates representing such Clearnet Shares or timely confirmation of a book-entry transfer of such Clearnet Shares into the Depositary's account at The Depository Trust Company ("DTC"), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an "agent's message" (as defined in the Offers to Purchase) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.

Subject to certain exceptions, Parent and Purchaser may, in their sole discretion, extend the Offers beyond the then scheduled Expiry Time (as defined in the Offers to Purchase) or vary the terms of the Offers, in each case, by giving written notice (or other communication in writing) of such extension or variation to the Depositary. Any such extension will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, except as set forth below, all Clearnet Shares previously tendered and not properly withdrawn will remain subject to the Offer and will remain tendered, subject to the right of a tendering shareholder to withdraw such shareholder's Clearnet Shares.

In addition, Parent and Purchaser may extend the Offers for an aggregate period not to exceed 20 business days (a "subsequent offering period"), beginning after the time that Parent and Purchaser pay for and exchange Clearnet Shares tendered in the Offers. During a subsequent offering period, shareholders may tender, but not withdraw, Clearnet Shares, and receive the consideration paid in the Offers. Pursuant to Rule 14d-11 under the U.S. Securities Exchange Act of 1934, no withdrawal rights apply to Clearnet Shares tendered in the Offers and accepted for payment or exchange. During a subsequent offering period, Parent and Purchaser will promptly deliver Non-Voting Shares of Parent and/or cash in consideration for Clearnet Shares tendered.

Tenders of Clearnet Shares made pursuant to the Offers are irrevocable, except that Clearnet Shares tendered pursuant to the Offers may be withdrawn at any time prior to 12:01 A.M., New York City time on Thursday, October 19, 2000, and unless previously accepted for exchange or payment pursuant to the Offers, Clearnet Shares may also be withdrawn at any time after November 6, 2000. For a withdrawal of Clearnet Shares tendered to be effective, a written, facsimile transmitted or electronic (producing a printed copy) notice of withdrawal must be timely received by the Depositary or the U.S. Forwarding Agent at one of its addresses set forth in the Offers to Purchase. Any notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Clearnet Shares to be withdrawn (on Notice of Guaranteed Delivery in respect thereof), and (ii) specify the name of the person who tendered the Clearnet Shares to be withdrawn, the number of Clearnet Shares to be withdrawn, the name(s) in which the certificate(s) representing such Clearnet Shares are registered, if different from that of the person who tendered such Clearnet Shares and the certificate number(s). The signature(s) on the notice of withdrawal must be guaranteed by an "eligible institution" (as defined in the Offers to Purchase) or in some other manner acceptable to the Depositary (except in the case of Clearnet Shares tendered by an eligible institution). If Clearnet Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Clearnet Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Parent and Purchaser, in their sole discretion, and their determination will be final and binding on all parties.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offers and Circular, dated September 20, 2000, and is incorporated herein by reference.

In connection with the Offers, the Company has provided Parent and Purchaser with the names and addresses of all record holders of Clearnet Shares and security position listings of Clearnet Shares held in stock depositories. The Offers to Purchase and Circular, the related Letter of Transmittal and other related materials will be mailed to registered holders of Clearnet Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Clearnet Shares.

The Offers to Purchase and Circular and related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offers.

Questions or requests for assistance or for additional copies of the Offers to Purchase and Circular, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. No fee or commission will be payable by the Company's shareholders who deliver Clearnet Shares directly to the Depositary or U.S. Forwarding Agent or utilize the facilities of the soliciting dealer group to accept an Offer.

The Information Agent for the Offers is:

(add logo here)

17 State Street, 10th Floor
New York, New York 10004
Brokers and Banks call collect: (212) 440-9800 or All Others Call Toll Free: (800) 223-2064
The Dealer Managers for the Offers are:

In Canada:

TD Securities Inc.
66 Wellington Street West
8th Floor, P.O. Box 1
Toronto Dominion Bank Tower,
Toronto Dominion Centre
Toronto, Ontario M5K 1A2

J.P. Morgan Securities
Canada Inc.
Royal Bank Plaza
South Tower, Suite 1800
Toronto, Ontario
M5J 2J2

In the United States:

J.P. Morgan Securities Inc.
60 Wall Street
New York, New York 10260

TD Securities (U.S.A.) Inc.
31 West 52nd Street
New York, New York 10019

September 20, 2000